Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 23 DATED JULY 12, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to:
•Disclose Net Asset Value (“NAV”) Per Share as of June 30, 2024;
•Update the status of our public offering;
•Provide an asset management update on our investment in Southern Dairies @ Ponce City Market
Net Asset Value (“NAV”) Per Share
On July 12, 2024, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of our common shares of $10.92 as of June 30, 2024. The updated NAV per share will be effective on July 12, 2024, and will be effective until September 30, 2024, or within a commercially reasonable time thereafter.
NAV per share is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of shares outstanding as of June 30, 2024. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company’s NAV per share for the quarter ended June 30, 2024, increased by $0.12, from $10.80 to $10.92, primarily related to an increase in the Real Estate Valuation, as detailed below.
(a)Real Estate Valuation - The current quarter-end valuation of Southern Dairies (the “Asset”) of $48.4 million reflects a $600,000 or 1.26% increase in the Asset’s gross value compared to the prior quarter valuation of $47.8 million.1 The increase in real estate value was a result of the completion of capital projects related to the HVAC and elevator modernizations.
(b)Debt Valuation - An interest rate swap was put in place in April 2020 for $21.2 million of the $25.8 million principal loan amount and bears a fixed rate of 2.683% per annum through March 2025. The remaining balance bears a floating rate of SOFR + 1.63% for an all-in blended interest rate of 3.44% per annum.2,3 The value of the interest rate swap for the fixed portion of the loan decreased in value by approximately $183,000.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of June 30, 2024, we had raised public offering proceeds of $5,716,110 and had issued 552,129 shares of our common shares in the public offering. In total, we have raised $11,217,110 in offering proceeds and issued 1,102,299 shares of our common shares through both the private placement and the public offering, excluding any shares redeemed.
1 Shown at 100% Asset level. Jamestown Invest 1, LLC owns a 51% interest in the Asset.
2 The Company’s total outstanding principal balance of debt was $25,817,000 (100% asset level), or $13,166,670 at our 51% ownership share as of June 30, 2024. Accordingly, the Company’s portfolio leverage ratio was 51.15% as of June 30, 2024 (calculated as the Company’s share of outstanding debt of $13,166,670 divided by our share of gross asset value of $25,743,241).
3 Of the total $25,817,000 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% per annum fixed by an interest rate swap, and $4,577,000 bears floating rate interest at SOFR plus 1.63%. Accordingly, the total weighted average interest rate was 3.44% per annum based on rates as of June 30, 2024.

Fund Offering
The Manager stopped accepting new investments as of July 12, 2022.

To preserve liquidity for the upcoming loan maturity for Southern Dairies in March 2025, the Manager has elected not to declare distributions or process redemptions for the first half of 2024. Given limited liquidity in the marketplace and expanding cap rates, it is possible that a loan rebalancing payment may be required, and the Manager wants to ensure the Company is prepared if this occurs. Distributions and redemption requests will continue to be evaluated on a quarterly basis.

Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of June 30, 2024, the Asset was 94.1% leased with a weighted average lease term of 5.7 years. The Manager is actively marketing the only vacant move-in ready suite of 4,900 SF (5.9% of gross leasable area (“GLA”)), along with the upcoming JE Dunn Construction (3,303 SF; 3.9% of GLA) vacancy in August upon lease expiration, which is expected to reduce occupancy to 90.2% at the end of the third quarter 2024. The Manager is marketing these two spaces to both long and short-term users to increase cash flow at the Asset. Tour activity is on the rise with two proposals awaiting tenant review. Physical occupancy remains consistent with prior quarters, with approximately 60% of office tenants attending in person per day.
Parking
For the six months ended June 30, 2024, the Asset generated approximately $222,000 in parking revenue, a 46.0% increase compared to the six months ended June 30, 2023. The increase in revenue is attributed to three existing tenants taking on a collective 22 additional parking spaces, as well as increasing transient parking rates by $1 per hour.
Property Activations

In April 2024, Bee Downtown hosted a hive tour where tenants of the Asset were able to enjoy a one-of-kind, hands on experience with home-grown Southern Dairies bees. During the tour, the participants wore a full bee suit, learned how to carefully open a hive, use a bee smoker and maneuver frames, all while learning about how honeybees are vital to our agricultural system.
In June, The Lola hosted an event centered around embracing wellness and the “Good Life” for the women of Southern Dairies, Ponce City Market tenants, and Jamestown. By delving into activities such as mindfulness practices, manifestation, and color theory exploration, attendees enhanced their personal well-being and fostered conscious connections within the community.
Also in June, Live Nation hosted their 2nd annual Unity Block Party – an outdoor celebration featuring live music, food, and more to focus on celebrating Juneteenth, Pride Month, and Black Music Month.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	July 12, 2024

Safe Harbor Statement
This Supplement on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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